

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 31, 2012

<u>Via E-mail</u>
Mr. Jeffrey S. Lorberbaum
Chief Executive Officer
Mohawk Industries, Inc.
160 S. Industrial Blvd.
Calhoun, Georgia 30701

      Re: **Mohawk Industries, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2011
              Filed February 29, 2012
              File No. 001-13697

Dear Mr. Lorberbaum:

      We have reviewed your response dated October 1, 2012 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2011</u>

<u>Financial Statements, page 36</u>

<u>Note (14) Commitments and Contingencies, page 65</u>

1. Based on the information included in your response to comment 1 in our letter dated September 17, 2012, it appears that you may have reasonably possible or probable losses in excess of amounts presently accrued. In future filings, please disclose the amount or range of reasonably possible losses in excess of the amounts accrued or provide a statement that such an estimate cannot be made as required by ASC 450-20-50-3 through 50-4. Alternatively you may disclose, if true, that any such amounts in excess of the amounts accrued are not material in relation to your financial statements.

You may contact Sondra Snyder, Staff accountant, at (202) 551-3332 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding our comments. You may contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief